WILLKIE FARR & GALLAGHER LLP
787 Seventh Avenue
New York, NY 10019
June 7, 2010
Mail Stop 3010
VIA EDGAR AND FEDEX
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549
     Attn: Ms. Karen J. Garnett
                Assistant Director

Re:	Tactical Diversified Futures Fund L.P. (the “Partnership”) Form 10-K for the fiscal year ended December 31, 2009 File No. 000-50718
Ladies and Gentlemen:
     On behalf of the firm’s client, Ceres Managed Futures LLC, the general partner of the Partnership (the “General Partner”), I am submitting this letter in response to the Securities and Exchange Commission (the “Commission”) staff’s (the “Staff”) comment letter dated May 25, 2010 (the “Letter”) to the General Partner. The General Partner responded to the Staff’s first comment letter dated September 11, 2009 by a letter filed via EDGAR dated November 3, 2009. The following responses are numbered to correspond to the numbering of the Letter. For your convenience, the Staff’s comments are indicated in italics, followed by the General Partner’s response.
Item 7. Management’s Discussion and Analysis, page 9
Graham Capital Management, L.P., page 10
1.	In response to comment 7 of our letter dated September 11, 2009, you represented that you would include disclosure similar to the following:
As of December 31, 2008, the Multi-Trend Program consisted of the Global Diversified Program and the K4 Program. The Global Diversified Program employs a systematic strategy that utilizes multiple computerized trading models and offers broad diversification across various global markets. The K4 Program employs a systematic strategy that utilizes a

Ms. Karen J. Garnett
June 7, 2010

mathematical model to identify certain price patterns that indicate a high probability that a significant directional move will occur.
We were not able to locate this revision or similar language in your 10-K for the year ended December 31, 2009. Please advise.
     Disclosure regarding certain Graham Capital Management, L.P. programs, inadvertently omitted from the Form 10-K, has been filed herewith on a Form 10-K/A.
* * * *
A copy of the Partnership’s “Tandy” letter is included with the filing. Should you have any questions, please do not hesitate to contact the undersigned at (212) 728-8833 or James P. Hannigan of this office at (212) 728-8117.
Very truly yours,
/s/ Gabriel Acri
Gabriel Acri

cc:	Jennifer Magro Rita M. Molesworth